

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2014

VIA E-Mail
Ms. Sharon C. Kaiser
Chief Financial Officer
Sentio Healthcare Properties, Inc.
189 South Orange Avenue, Suite 1700
Orlando, Florida 32801

      **Re:    Sentio Healthcare Properties, Inc.**
               **Form 10-K for the year ended December 31, 2013**
               **Filed on March 21, 2014**
               **File No. 000-53969**

Dear Ms. Sharon C. Kaiser:

We have reviewed your filings and have the following comments. In some of our comments we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2013

Item 2. Properties, page 27

1.      In future filings, please include a schedule of lease expirations for each of the ten years starting with the year for which your report is filed and which states the number of tenants whose leases will expire, the total area in square feet covered by the leases, the annual rent represented by the leases and the percentage of gross annual rent represented by the leases.

2.      In future filings, please also disclose the weighted average annual effective rent for your portfolio.

<u>Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Repurchases of Equity Securities</u>

<u>Distributions, page 31</u>

3.      We note that your tabular disclosure regarding distributions includes cash flow from operations.  In future filings please also show the relationship of the total distributions paid, including any amounts reinvested through the DRIP, and earnings.

<u>Note 6 – Investments in Unconsolidated Entities, pages 63 – 64</u>

4.      We note you have a 71.9% ownership interest in Physicians Center MOB.  You indicate you exercise significant influence, but do not control or direct the activities that most significantly impact each entity's performance.   Given the ownership interest in the entity, please elaborate and explain the facts and circumstances specific about this entity that would cause you to conclude that equity method treatment is more appropriate than consolidation.

<u>Schedule III – Real Estate and Accumulated Depreciation, page 78</u>

5.      In future periodic filings, please disclose in a note to the Gross Amount Invested, the aggregate cost for Federal income tax purposes.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wilson K. Lee at (202) 551-3468 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.  Please contact Kim McManus at (202) 551-3215 or Erin Martin at (202) 551-3391 with any other questions.

Sincerely,

/s/ Kevin Woody

Kevin R. Woody
Branch Chief